Canwest's Australian Operations Report Full Year Fiscal 2008 Results

WINNIPEG, October 15, 2008 – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”), which owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”) growing multi-national out-of-home (“OOH”) advertising business, reported its full year fiscal 2008 results. Canwest owns approximately 56% of Ten Holdings.

For the fiscal year ended August 31 2008 Ten Holdings reported consolidated revenues of A$1,004.0 million and consolidated EBITDA of A$215.0 million, in line with what was previously indicated in the third quarter. These annual fiscal results represent an increase in consolidated revenues of 1% and a decrease in consolidated EBITDA of 10% compared to normalized annual results of the last fiscal year.  Normalized results for 2007 exclude an A$8.9 million one-time gain from EYE’s sale of its investment in Big Tree Outdoor Malaysia reported last year in its revenue and EBITDA results. (In accordance with Canadian GAAP, this one-time gain was not included in Canwest’s previously reported revenue and EBITDA results.)

Ten Holdings reported fiscal 2008 fourth quarter consolidated results of A$227.3 million in revenue and EBITDA of A$13.1 million. These results represent decreases in consolidated revenues of 17% and consolidated EBITDA of 79% compared to fourth quarter fiscal results last year.  The fourth quarter results reflect the impact of the sharp deterioration of the advertising market, as reported in June, and the impact of the Beijing Olympic Games. For the first nine months of fiscal 2008, TEN Television had an excellent earnings performance, with EBITDA growth of 13% achieved on 7% revenue growth.

“The results demonstrate the underlying strengths of the businesses, despite the deterioration in trading conditions in the final quarter of the year that ultimately impacted the bottom line,” Ten Holdings’ executive chairman, Nick Falloon said.

Mr Falloon said the Company is prudently positioned to weather the current difficult cycle and to capitalise on an eventual market upturn. "Ten Holdings has a strong balance sheet and is conservatively geared.  Its business units strictly observe the operational and financial disciplines that have established Ten Holdings as a leading Australian media business," Mr Falloon said.

Mr Falloon said that TEN Television remains focused on maintaining highly competitive audience shares in key advertiser demographics across all day parts and capitalising on the network’s strong pipeline of program inventory which includes long-term deals with U.S. studios as well as Australian sports and drama franchises.  He said that TEN Television will benefit from the investment it has made in digital television infrastructure over coming years, providing new revenue streams and numerous cost efficiencies for TEN Television.

Mr Falloon added that in the out-of-home advertising sector, EYE, provides a long term value model in a growth sector.  “Despite the current tough trading conditions, out-of-home advertising remains amongst the fastest-growing media forms in all territories where EYE operates,’’ Mr Falloon said.  “Through its multi-format campaigns directed to drivers, flyers, shoppers and students, EYE is well placed to continually expand its offering, market penetration and value.”

TEN NETWORK HOLDINGS LIMITED DIVISIONAL RESULTS For the year ended August 31, 2008
			Favourable/
	2008	2007	(Unfavourable)
	A$m	A$m	%
OPERATING REVENUE
Television	826.2	831.3	(0.6%)
Out of Home∆	177.8	164.2	8.3%
	1,004.0	995.5	0.9%
EXPENSES
Television	617.2	594.3	(3.9%)
Out of Home	170.7	160.9	(6.1%)
Unallocated	1.1	0.9	(22.2%)
	789.0	756.1	(4.4%)
EBITDA
Television	209.0	237.0	(11.8%)
Out of Home∆	7.1	3.3	115.2%
Unallocated°	(1.1)	(0.9)	(22.2%)
	215.0	239.4	(10.2%)

∆ Comparative adjusted to exclude the one-off gain of A$8.9m in Out of Home in 2007 from the sale of Big Tree   Outdoor Malaysia

° Unallocated costs refer to the corporate costs relating to the operation of Ten Holdings.

DIVIDENDS

Ten Holdings declared two dividends for the year which were A$0.10 per share paid in January and A$0.035 per share paid in July, providing an aggregate annual return of A$0.135 per share for the year to June 2008.

SHARE BUYBACK

On July 3, 2008 Ten Holdings announced its intention to undertake a share buyback program of up to approximately 10% of its issued shares over the next 12 months. At the time of the announcement, Canwest advised that it would not participate in the share buyback. At August 31, 2008, 2,348,280 shares had been purchased by Ten Holdings at an aggregate value of A$3,608,042.

Ten Holdings’ financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the nine months ended May 31, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com